EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”), effective as of date of signing between Prana Biotechnology Limited, an Australian corporation (the “Company”) with its principal offices at Level 2, 369 Royal Parade, Parkville, Victoria, Australia, and Ross Murdoch (the “Executive”), residing at 53 Kingston Street, Hampton, 3188, Victoria, Australia.

WHEREAS, the Company desires to employ the Executive, and the Executive desires to be employed by the Company, upon the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Employment. The Company hereby employs the Executive, and the Executive agrees to accept such employment, upon the terms and conditions herein set forth.

2. Employment Period. The term of employment hereunder shall commence on the date of signing, and continue until termination as provided herein (the “Employment Period”). It is acknowledged that the Executive is a current employee of the company, and has been a continuous employee since the commencement of his employment on 29 May 2002. It is agreed that entitlements accrued will be preserved in this agreement.

3. Position and Duties. The Executive hereby agrees to serve as President and Chief Operating Officer (President and COO) of the Company and shall have the duties, responsibilities and authority as more fully set forth on Attachment A attached hereto. In such capacity the Executive shall report to the Chief Executive Officer (CEO) of the Company The Executive shall devote his best efforts and attention to the performance of services to the Company in accordance with the terms hereof and as may reasonably be requested by the Company.

4. Compensation and Other Terms of Employment.

(a) Base Compensation. In consideration of the performance of his duties for the Company, the Executive's base compensation will be $295,000 per year (the “Base Salary”), or as otherwise agreed, payable in accordance with the Company’s regular payroll practices (e.g., timing of payments and standard employee deductions, such as income and employment tax withholdings). In addition to the base salary the Executive shall receive superannuation equivalent to 9% of the base salary or to the percentage as stipulated by Australian legislation, paid into a Superannuation Scheme nominated by the Executive.

(b) The Company has agreed to immediately grant to the Executive 1,250,000 zepo options for a number of ordinary shares. Such options will vest as follows, 312500 (25%) will vest on signing of this contract, 312500 (25%) will vest on 29 May 2007, 312500 (25%) on 29 May 2008 and the remaining 312500 (25%) on 29 May 2009. The options will expire at the end of eight years from the initial date of the grant, being the 7 August 2014. No options may be exercised until and unless the price of the Company’s ordinary shares has achieved and maintained a minimum value of $0.40 for five consecutive trading days. The Executive will be entitled to sell any of the options so exercised unless otherwise directed for a period due to a specific company policy.

(c) Business Expenses. Upon presentation of vouchers and similar receipts, the Executive shall be entitled to receive reimbursement in accordance with the policies and procedures of the Company maintained from time to time for all reasonable business expenses actually incurred in the performance of his duties for the Company.

(d) Leave. The Executive shall be entitled to twenty (20) days of vacation during each calendar year of the Employment Period. Any vacation days that the Executive does not use in a calendar year will automatically be carried over for use in the following year to a maximum carry of two years. Any vacation days that the Executive has not used at the termination of the Employment Period will be paid to the Executive at his Base Salary rate in effect at the time of termination.

The Executive shall be entitled to 10 days Sick Leave for each subsequent calendar year of the Employment Period. Unused credits are non-cumulative. A medical certificate may be required. Unused sick leave is not paid out on termination of your employment.

The Executive shall be entitled Long Service Leave to 1 week per year (pro rata) for each year of service since engagement of the executive by the company, including recognised prior service. Long service leave entitlement is subject to a minimum service period of 7 years.

The Executive shall be entitled Other Leave (such as parental leave) in accordance with the statutory minimum leave provisions applicable to your employment.

Subject to agreement with the CEO or Board of Directors the Executive may be granted leave with pay for the following purposes: Bereavement leave, compassionate leave, leave to appear in court or serve as a juror, leave to train with the Australian Defence Force Reserves, leave to attend courses of study, etc.

Subject to agreement with the CEO or Board of Directors the Executive may be granted Leave without pay.

(e) Benefits. The Executive shall be entitled to participate in such employment benefits, including but not limited to a retirement plan, health, dental, life insurance, and short and long term disability plans as are established by the Company in Australia and as are in effect from time to time applicable to executives of the Company.

(f) Home Office. The company will provide the Executive with, and pay for the maintenance of, a mobile phone (or equivalent) for business use and pay directly the cost associated with its running and use.

The company will provide the Executive with, and pay for the maintenance of, the appropriate computer and internet requirements to connect to Head Office and operate remotely from a home office.

(g) Review. The CEO with a Company Director shall review the Executive not less than once each year and provide (i) feedback on his performance against expectations since the last review and (ii) expectations and objectives moving forward.

The CEO shall not less than once each year consider and if thought fit recommend to the Remuneration Committee changes to the compensation to be received by the Executive pursuant to this Agreement or as applying after an earlier Review or amendment of terms. The purpose of the Review and recommended or proposed changes shall be to ensure that the compensation of the Executive, when considered together with all other benefits to which the Executive is or may become entitled under this Agreement, is at least comparable with and maintains parity with salaries representatives payable to executives in like circumstances when benefits to which such executives may reasonably be expected to be or to become entitled are taken into account. Such review shall be carried out in accordance with the corporate governance policies of the Company applicable at the time (if any). The Executive shall not be involved in any discussions or decision concerning recommendations or proposals.

5. Termination and Consequences.

(a) The Executive’s Right to Terminate. Notwithstanding any other provision of this Agreement to the contrary, the Executive may terminate this Agreement: (i) at any time during the Employment Period for Good Reason (as defined in Section 5(f) below), on at least thirty (30) days' prior written notice; or (ii) without Good Reason on at least one hundred and twenty (120) days' prior written notice to the Company.

b) The Company's Right to Terminate. Notwithstanding any other provision of this Agreement to the contrary, the Company may terminate this Agreement: (i) at any time during the Employment Period, with Cause (as defined in Section 5(g) below); or (ii) without Cause, giving not less than one hundred and twenty (120) days notice, and under the conditions outlined in section 5(c) below. The company may elect to payout the executive for all or part of the notice period. Termination of the Executive will require Board of Directors approval.

(c) Consequences of Termination Without Cause or for Good Reason. If the Company terminates this Agreement without Cause, or if the Executive terminates this Agreement with Good Reason, the Company shall (i) pay the Executive within ninety (90) days of the termination date such sum or sums as he would have been entitled to receive had he continued to provide services under this Agreement until 29 May 2008, or, if termination occurs after 29 May 2007, then 1 year from the time of termination (less any payout made for the ninety (90) day notice period), notwithstanding that those services will not be required to be provided. The company can elect to pay such sum as cash, equity in Prana or as a combination of both cash and equity; (ii) immediately pay the Executive all unreimbursed business expenses and accrued, unused vacation days; (iii) allow the executive adequate time and opportunity after termination to remove all and any personal information from his computer (lap-top or otherwise) and (iv) accelerate the vesting of any unvested options to purchase ordinary shares and permit Executive to exercise such options during the remainder of the exercise period for such options.

(d) Consequences of Termination With Cause or Without Good Reason. If the Company terminates this Agreement with Cause or the Executive terminates this Agreement Without Good Reason, then (i) the Executive's Base Salary shall be discontinued upon the termination of the Employment Period; (ii)  the Company shall pay the Executive all unreimbursed business expenses and accrued, unused vacation days; (iii) the company shall allow Executive adequate time and opportunity after termination to remove all and any personal information from his computer (lap-top or otherwise) and (iv) the Executive shall be permitted to keep and /or exercise options that have vested at the time of termination to purchase shares.

(e) Consequences of Termination for Death or Disability. If the Executive dies during the term of this Agreement, then the Agreement shall terminate, except that the Company shall pay to Executive's estate all accrued Compensation, unreimbursed business expenses and accrued, unused vacation days that the Executive would otherwise have been entitled to receive. Executive's estate shall also be permitted to exercise Executive's vested options for shares. If the Executive is unable to perform his functions because of Disability and the Agreement is terminated for that reason, the Executive shall be entitled to receive the same amount that the Company would be obligated to pay if the Executive had died during the term of this Agreement less the amounts of payment under any disability policy maintained by the Company. If the Executive dies or is disabled during the term of this Agreement, reasonably deemed by the Company to be as a direct result of undertaking activities required by his position with the company (including business travel), then the Agreement shall terminate, except that the Company shall pay the Executive or Executive's estate as though the termination occurred under the conditions of section 5(c) of this contract.

(f) Definition of Good Reason. “Good Reason” means (i) a material reduction of the Executive's duties, authority level (unless reasonably required for what in the Board’s opinion is the optimal forward strategy for the Company) and/or responsibilities from those in effect immediately prior to the reduction or change, unless that reduction is a consequence of a failure to perform adequately in the role after having been provided 3 consecutive warnings and having been provided appropriate further time to comply or remedy (ii) a requirement that the Executive relocate his primary office more than 50 kilometres from Melbourne CBD, Victoria, or (iii) material breach by the Company of any provision of this Agreement after receipt of ten (10) days written notice thereof from the Executive and failure by the Company to cure the breach within thirty (30) days thereafter. With regard to any of (i), (ii) and (iii) of this clause 5(f) the Executive must provide written notification to the Company within 30 days of the Executive reasonably becoming aware of an event or events occurring (a) that the Executive claims that the event meets the definition “Good Reason” under this clause, and (b) of the Executives directive to terminate this agreement for Good Reason.

(g) Definition of Cause. “Cause” means the Executive's (i) conviction of a felony, (ii) commission of acts of fraud, misappropriation, embezzlement, or theft, or (iii) willful or repeated failure to follow lawful specific directives of the CEO to act or refrain from acting, which directives are consistent with the Executive's position as President and COO of the Company. Before the Company can terminate the Executive for Cause under clause (g)(iii) of this Section 5(g), the Company must give the Executive written notice setting forth the Company’s dissatisfaction with the Executive and the reasons therefor, and give the Executive thirty (30) days to cure the circumstances supporting the for Cause determination.

(h) Definition of Disability.“Disability” means the inability of the Executive to perform the Executive’s duties of employment to the Company pursuant to the terms of this Agreement, because of physical or mental disability where such disability shall have existed for a period of more than sixty (60) consecutive days or an aggregate of ninety (90) days in any 365 day period. The existence of a Disability means that the Executive’s mental and/or physical condition substantially interferes with the Executive’s performance of his substantive duties for the Company as specified in this Agreement. The fact of whether or not a Disability exists hereunder shall be determined by a professionally qualified medical expert selected by the Company and the Executive.

(i) Non-disparagement. In the event that Executive terminates this Agreement with or without Good Reason, or that the Company terminates this Agreement with or without Cause, the Company and the Executive agree that they will not disparage each other in any way.

6. Records and Confidential Data.

(a) Acknowledgement. The Executive acknowledges that in connection with the performance of his duties during the term of his employment the Company will make available to the Executive, or the Executive will have access to, certain Confidential Information (as defined below) of the Company. The Executive acknowledges and agrees that any and all Confidential Information learned or obtained by the Executive during the course of his employment by the Company whether developed by the Executive alone or in conjunction with others or otherwise, shall be and is the property of the Company and its affiliates.

(b) Confidentiality Obligations. During the term of his employment and thereafter Executive shall keep all Confidential Information confidential and will not use such Confidential Information other than in connection with the Executive’s discharge of his duties hereunder, and will be safeguarded by the Executive from unauthorized disclosure. This covenant is not intended to, and does not limit in any way Executive’s duties and obligations to the Company under statutory and common law not to disclose or make personal use of the Confidential Information or trade secrets.

(c) Return of Confidential Information. Following the Executive’s termination of employment, as soon as possible after the Company’s written request, the Executive will return to the Company all written Confidential Information which has been provided to the Executive and the Executive will destroy all copies of any analyses, compilations, studies or other documents prepared by the Executive or for the Executive’s use containing or reflecting any Confidential Information.

(d) Definition. For the purposes of this Agreement, “Confidential Information” shall mean all confidential and proprietary information of the Company, and its affiliates, including, without limitation, the Company’s scientific information, marketing strategies, pricing policies or characteristics, customers and customer information, product or product specifications, designs, software systems, leasing costs, cost of equipment, customer lists, business or business prospects, plans, proposals, codes, marketing studies, research, reports, investigations, or other information of similar character. For purposes of this Agreement, the Confidential Information shall not include and the Executive’s obligations under this Section 6 shall not extend to (i) information which is generally available to the public, (ii) information obtained by the Executive from third persons, other than Executives of the Company, the Company and the Company’s affiliates, not under agreement to maintain the confidentiality of the same and (iii) information which is required to be disclosed by law or legal process and (iv) information known to Executive prior to commencement of his employment with the Company, as evidenced by written documentation.

7. Arbitration.

(a) Good Faith Discussions. The parties shall meet and discuss in good faith any dispute between them arising out of this Agreement.

(b) Mediation. If the discussions referred to in the preceding Section 7(a) fail to resolve the relevant dispute, either party may (by written notice to the other party) require that the dispute be submitted for mediation by a single mediator nominated by the President for the time being of the Victorian Law Institute of Victoria Society. In the event of any such submission to mediation:

i)	The mediator shall be deemed to be not acting as an expert or as an arbitrator;

ii)	The mediator shall determine the procedure and timetable for the mediation; and

iii)	The cost of the mediation shall be shared equally between the parties.

(c) Legal Proceedings. Neither party may issue any legal proceedings in respect of any such dispute unless that party has first taken all reasonable steps to comply with Sections 7(a) and (b).

8. Miscellaneous Provisions.

(a) Notices. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made (i) if delivered personally; (ii) after the expiration of thirty (30) days from the date upon which such notice was mailed from within the United States or Australia by certified mail, return receipt requested, postage prepaid; or (iii) upon receipt by prepaid telegram, facsimile transmission or electronic mail transmission (with written confirmation of receipt for each kind of transmission). All notices given or made pursuant hereto shall be so given or made to the Executive at the address contained in the Company's personnel records and to the Company at its headquarters, addressed to the attention of the CEO.

(b) The Executive’s Representations and Warranties. The Executive hereby represents and warrants that he is not a party to any agreement, contract or understanding that would in any way restrict or prohibit him from undertaking or performing any of his obligations under this Agreement.

(c) Amendments. Except as set forth in Section 4 above, this Agreement shall not be changed or amended unless in writing and signed by both the Executive and the Company.

(d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Victoria applicable to contracts executed in and to be performed entirely within that jurisdiction. Each party irrevocably submits to the non-exclusive jurisdiction of courts of that state and the courts of appeal therefrom and waives any right to object to such jurisdiction on the basis of domicile or of being an inconvenient forum.

(e) Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed as of the date and year first above written.

PRANA BIOTECHNOLOGY LIMITED

By:  __________________________________
Name: Mr. Geoffrey Kempler
Title:   Chairman and CEO

THE EXECUTIVE:

_____________________________________
Dr Ross Murdoch
Signed on 7th August 2006.

ATTACHMENT A

DESCRIPTION OF DUTIES

The Executive shall have the responsibilities and functions generally associated with the position of Chief Operating Officer (COO), including but not limited to:

Position Description

Position Title:	President & Chief Operating Officer

Location:	Melbourne Head Office

Responsibilities:

1. Manage development assets

a)	Determine and approve development strategy for all development assets once selected for development (as of January 2006 PBT1, PBT2, PBT3).
b)	Manage the process of development candidate selection.

2. Manage Budget (Board Approved)

a)	Determine allocation between company departments and subsidiaries.
b)	Provide CEO and Board with variance, explanation of variance against budget, forecasts and yearly budget.
c)	Manage interaction between Prana and finance contractors.
d)	Responsible for approval of all company invoices above up to $250,000
e)	Manage cash flow reporting, estimates of cash reserves, foreign currency, banking strategies.

3. Manage Grants

a)	Manage and approve reporting, expenditure and application for all Government and other grants.
b)	Manage interaction between Prana and contractors assisting Prana with grant administration.
c)	Act as company operational head to Granting authorities.

4. Manage Human Resources and Site Operations

a)	All policies and procedures and SOP’s.
b)	Staff review and remuneration
o	Directly - Chemistry, development, clinical, pre-clinical, administration, finance.
o	As part of Senior Management Committee - all below Senior Vice President
c)	Recruitment, retention and termination of staff - as b) (hiring with approved budget).
d)	Site management including computer system, rent negotiation.

5. Member of

a)	Senior Management Committee (SVP, CEO, COO).
b)	Clinical Development Committee (Chair).
c)	DMC (Chair_ - Senior committee managing Development).
d)	Assorted R & D committees (Focus (Res), Project Teams etc.).

6. Direct Reports

7. Other roles currently held

a)	Head of Chemistry.
b)	Head of Development.
c)	Regulatory/Commercial representative on Project teams.
d)	Head HR and Finance.